Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in millions)
Income before income taxes	$1,873	$1,921	$2,267	$2,440	$1,882
Add: estimated fixed charges	689	705	671	682	700
Add: estimated amortization of capitalized interest	10	11	12	10	10
Less: interest capitalized	(12)	(10)	(14)	(12)	(12)

Total earnings available for fixed charges	$2,560	$2,627	$2,936	$3,120	$2,580

Estimate of interest factor on rentals	$62	$63	$68	$62	$72
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	615	632	589	608	616
Interest capitalized	12	10	14	12	12

Total fixed charges	$689	$705	$671	$682	$700

Ratio of earnings to fixed charges	3.7	3.7	4.4	4.6	3.7

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.